InBev

RECEIVED
2006 MAR -6 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

06011328

Leuven, 24 February, 2006

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
MAR 06 2006
THOMSON FINANCIAL

Enclosure: 2 press releases

Press Release

InBev

InBev nv/sa

Brussels, February 24, 2006 - 1/9

A step towards our long-term targets

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the full year 2005 (FY05) and the fourth quarter of 2005 (4Q05):

- **Organic volume growth on average two times global volume growth:** organic beer sales volume growth of +5.7% for FY05, and +4.8% 4Q05, year-on-year (yoy);
- **Organic revenue growth above volume growth:** volume increase and an organic improvement in revenue per HL (+1.7% in FY05 and +1.9% in 4Q05, yoy) related to several revenue management initiatives, led to organic revenue growth of +7.2% yoy in FY05, and +7.0% yoy in 4Q05;
- **Margin expansion:** top-line growth and focus on reducing non-working expenses resulted in normalized EBITDA margin expanding to 28.6% in FY05 versus 26.1% in FY04, and 31.2% in 4Q05 from 29.0% in 4Q04;
- Normalized profit attributable to InBev equity holders of 1 024 million euro
- **Progress in creating value to shareholders:** (1) all Zones except Western Europe realized organic EBITDA margin expansion in FY05, and there are several projects currently underway which are expected to continue to yield positive results, and further enhance our efficiency; (2) pro-active capital structure management; (3) focused deployment of invested capital, via buy-out of minorities in KK (China), and sale of German soft drinks and Spanish beer businesses; (4) capacity constraint in Russia alleviated by Omsk brewery expansion and Tinkoff acquisition.
- **Returning cash to shareholders:** InBev board has proposed to pay a dividend of 0.48 euro per share, subject to shareholder approval

Figure 1. Consolidated Performance

in million euro	FY05 InBev	FY04 InBev excluding AmBev	FY04 AmBev pro forma	Organic growth %
Total volumes (000 Hl)	223 504	114 977	95 333	5.4%
Beer volumes	191 975	111 308	68 613	5.7%
Soft drink volumes	31 529	3 669	26 720	4.1%
Revenue	11 656	7 363	2 881	7.2%
Gross profit	6 574	3 856	1 684	10.4%
EBITDA (normalized)	3 339	1 643	1 032	15.3%
EBIT (normalized)	2 439	883	744	20.4%
Profit attributable to equity holders of InBev (normalized)	1 024			
Profit attributable to equity holders of InBev	904			
Earning per share before goodwill (normalized) (euro)	1.71			
Earning per share before goodwill (euro)	1.51			
Margins				
Gross Margin	56.4%	52.4%	58.4%	158 bp
EBIT Margin (normalized)	20.9%	12.0%	25.8%	234 bp
EBITDA Margin (normalized)	28.6%	22.3%	35.8%	193 bp

The FY05 InBev numbers are based on the 2005 audited consolidated financial statements of InBev prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To enhance comparability, the FY04 numbers include twelve months of AmBev (pro forma). All comparisons hereafter are based on the FY04 pro forma data.

To facilitate the understanding of InBev's underlying performance, growth analyses are based on organic numbers, hence eliminating the impact of currency fluctuations, acquisitions or divestitures and transfers between Zones. However, as already widely announced to the market, given the transformational nature of the 2004 transaction involving AmBev, the latter's financials and operating indicators are included in the calculation of organic growth for 2005.

Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, ROIC, EPS) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company, and which should be disclosed separately, as they are important for the understanding of the underlying results of the company because of their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of InBev. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Below EBIT pro forma FY04 AmBev figures in accordance with IFRS are not available. Values in the figures and Annexes may not add up, due to rounding.

Commenting on the results, InBev's CEO Carlos Brito said: "These full year results reflect the hard work of our colleagues to move InBev along the journey from biggest to best. Our achievements, set against the challenges we faced, testify to the strength of our culture and the commitment of our people. Just eighteen months after the conclusion of the transaction with AmBev, we have made progress in transforming and reshaping InBev, leveraging on the strengths of both companies. We remain excited by the opportunities ahead of us."

ORGANIC VOLUME GROWTH REFLECTS CHALLENGES AND ACHIEVEMENTS

Figure 2. Volumes (000 Hls)

	FY04 pro forma	Acquisitions/ divestitures	Organic growth	FY05	Organic growth %
North America	17 011	-2 206	- 166	14 639	-1.1%
Latin America	95 333	1 038	7 162	103 533	7.5%
Western Europe	39 277	2 701	- 529	41 450	-1.4%
Central and Eastern Europe	34 249	108	3 663	38 021	10.7%
Asia Pacific	22 241	830	977	24 048	4.4%
Global Export & Holding Companies	2 198	- 495	110	1 813	9.4%

4Q05 volume data, presented in the same style as the FY05 volume data above, can be found in annex, as well as FY05, 4Q05 segment analyses, and segment information for all 4 quarters of 2005.

Total consolidated volume grew organically by +5.4% in FY05 versus FY04 (beer +5.7%; soft drinks +4.1%). For 4Q05, consolidated volume was up +5.0% organically versus 4Q04 (beer +4.8%; soft drinks +6.0%).

In North America volumes finished lower organically by -1.1%. In FY05, volumes shipped in the USA declined by -2.7%, although depletions were down by -1.5%, leading to a reduction in inventory levels in the trade. Canadian volume growth was -0.9%, impacted by aggressive pricing of competitors in the marketplace, particularly in 4Q05.

Press Release

Our Latin American businesses delivered a good performance, with organic volume growth of +7.5% for FY05 (beer + 8.0%; soft drinks +6.2%). Brazil achieved beer volume growth of +8.0%, growing in each quarter against increasingly difficult comparable bases from 2004. Our beer market share reached 68.3% in comparison to 66.2% in FY04. Organic beer volume growth was realized in nearly every operation in Latin America, with Quinsa's volumes up by +12.8%, while our other Latin American countries provided 11.9% organic beer volume growth (note that this does not include the first year contributions of beer volumes in the Dominican Republic and Peru).

4Q05 volumes were higher by +5.1% organically in Latin America. In Brazil volumes were ahead by +4.4% (beer +3.9%, soft drinks +5.7%). Outside of Brazil, the Quinsa operations delivered +6.2% organic volume growth, while volumes in the rest of Latin America fell by -3.9%.

Reflecting continuing tough trading conditions in Western Europe, organic volume growth for FY05 came in at a weak -1.4%. Although declining for the full year, our volume performance was less weak during the second half of the year (1H05 volumes declined by -3.7% yoy while 2H05 volumes grew by +0.8% yoy). Our UK business was able to partly recover from a very poor 2Q05 (volumes -11.0%) with nearly flat organic volumes in the second half, resulting in -4.8% organic volume growth for FY05. While German FY05 total beer volumes were flat at -0.1%, our branded volumes increased organically by +6.6%. Our volumes in Belgium ended lower by -1.1% for FY05, as we managed to slightly increase our leadership position in a declining market.

Western Europe realized +1.3% organic volume growth in 4Q05. Our UK business was -3.2% lower, German volumes were -2.3% down and in Belgium volumes grew by +2.1%. Western Europe 4Q05 volume growth was also impacted by significantly higher volumes in Italy.

Sustained, high volume growth in the Ukraine, Russia, Romania and Bulgaria on the back of market share gains, combined with limited volume reduction in Hungary and Croatia, led to organic volume growth of +10.7% in Central and Eastern Europe for FY05.

In 4Q05 volumes increased by +17.0% organically, due mainly to growth in Russia, Ukraine, Romania and Serbia-Montenegro.

After a difficult 1Q05, good volume growth in the following quarters resulted in China volumes up by +9.9% in FY05. This performance more than compensated for the -4.9% decline in South Korea, which was impacted by overall market weakness, although our business stabilized its market share for the first time in 12 years. Consolidated sales volumes in Asia Pacific ended up being +4.4% higher organically vs. FY04.

In Asia Pacific 4Q05 volumes managed growth of +0.2% organically, as higher volumes in China of +5.9% were almost entirely offset by a volume decline of -10.6% in South Korea, where industry volumes were down slightly more, mainly due to extremely cold weather.

InBev recognizes the ongoing challenge of achieving meaningful organic beer volume growth in the markets of Western Europe and North America. However, we are taking actions to ensure that our businesses will have the necessary means to support our brands, and to provide superior execution at the point of connection.

GLOBAL BRAND DEVELOPMENT

InBev's three global brands grew 11.5% organically in FY05, which is two times higher than InBev's consolidated beer volume increase. Brahma® was ahead by +15.9% in FY05 as a result of market share recovery in Brazil, and successful launches in Russia and Ukraine. Stella Artois® volume grew by +1.1% for FY05, supported by very good growth in North America and Eastern Europe, which more than offset lower UK volumes. Beck's® delivered +13.5% organic volume growth in FY05, driven by solid performances in Germany, Italy and Central and Eastern Europe. These three brands are now joined by Leffe®, our super premium beer, whose inclusion in our Global Brand portfolio will give InBev an unrivalled portfolio of global brands in terms of growth potential.

INCOME STATEMENT

Figure 3: Consolidated Income Statement

	FY04 pro forma	Acquisitions/ disvestitures	Currency translation	Organic growth	FY05	Organic growth %
REVENUE	10 244	28	660	724	11 656	7.2%
Cost of sales	-4 705	16	- 234	- 159	-5 082	-3.5%
GROSS PROFIT	5 540	44	426	565	6 574	10.4%
Distribution expenses	-1 137	- 29	- 77	- 119	-1 362	-10.6%
Sales & Marketing Expenses	-1 754	- 42	- 74	- 78	-1 948	-4.6%
Administrative expenses	- 865	- 13	- 42	- 37	- 957	-4.3%
Other operating income/expenses	- 156	236	12	41	133	51.9%
Profit from operations before non-recurring items	1 628	196	244	371	2 439	20.4%
Non-Recurring items above EBIT					- 241	
Net financing costs					- 451	
Share of results of associates					- 1	
Non-Recurring net financing cost					47	
Income Tax Expense					- 391	
PROFIT					1 402	
attributable to minority interests					498	
attributable to equity holders of InBev					904	
Normalized EBITDA	2 676	- 23	285	401	3 339	1[illegible]

Note: Below EBIT, pro forma FY04 AmBev figures in accordance with IFRS are not available. Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items of 59 and 213 million, respectively for FY04 and -241 and -207 million for FY05. FY04 pro forma data include IFRS 2 and IAS 19 adjustments.

Press Release

Revenue – Consolidated revenue was 11 656 million euro in FY05. Organically, InBev's revenue increased by +7.2% (up 724 million euro), primarily due to the following revenue management initiatives:

- pricing in Latin America, especially in Brazil, in line with our strategy to keep prices to consumers stable in real terms and increased sales volumes through direct distribution
- increased revenue/Hl in Central & Eastern Europe, mainly driven by Ukraine and Romania
- China and South Korea realized higher revenue/Hl, helped by proportionally more premium volumes in China, and increasing our stake of the margin pool in South Korea
- an overall improvement in our sales mix, as evidenced by growth of our Global brands

As a result of these and other factors, revenue per Hl was 52.2 euro in FY05 versus 48.7 euro in FY04. This improvement was achieved in spite of a changing geographical mix, which has an estimated negative organic impact of 1.2 euro/Hl.

4Q05 consolidated revenue was 3 243 million euro, an organic increase of 7.0% (up 186 million euro), mainly due to higher revenue in Latin America and Central & Eastern Europe.

Cost of Sales (CoS) – The consolidated CoS was 5 082 million euro for FY05, an organic increase of 3.5% (up by 159 million euro). During the year, InBev's CoS was positively impacted by several on-going initiatives aimed to increase efficiency across all of its breweries, as well as by projects designed to improve procurement. CoS per Hl was 22.7 euro for FY05 against 22.4 euro in FY04. Including the positive impact of the change in the geographical mix of an estimated 0.4 euro/Hl at the CoS level, costs ended growing below inflation, which, when combined with top line growth, led to organic gross margin expansion of 158 bp yoy.

The consolidated cost of sales in 4Q05 was 1 416 million euro or +5.9% higher organically (up 70 million euro) than in 4Q04, yoy, as a result of increased CoS in Central & Eastern Europe as well as Latin America. Organic gross margin expansion for 4Q05 was +45 bp, yoy.

Operating Expenses – Operating expenses totalled 4 135 million euro in FY05, an organic increase of +5.4% (or 194 million euro) compared to FY04.

The organic increase in distribution expenses of 119 million euro (-10.6%) is the result of increased direct distribution in Latin America, mainly in Brazil, as well as higher logistics costs in Central & Eastern Europe. Sales and marketing expenses were up by 78 million euro (-4.6%), and administrative expenses increased by 37 million euro (-4.3%). The increase in sales and marketing expenses reflects our strategy to invest in the top line of our business, behind winning brands and sales execution. The increase in administrative expenses reflects higher costs related to severance payments incurred in the normal course of business, therefore not included in non-recurring items; several corporate projects; and accruals for share-based compensation and bonus, as well as the impact of some cost reclassification within Central & Eastern Europe.

Other operating income/expenses improved organically by 41 million euro (+52.0%), driven primarily by (1) a 63 million euro improvement in Latin America, primarily explained by a release of provisions for non-income taxes, and (2) a 22 million euro increase in Asia Pacific, mainly due to the release of a provision and the favorable outcome of a claim, which were partly offset by (3) a decrease of 40 million euro in Western Europe, due to less profits on fixed assets disposals and lower additions to provisions.

The amount included in acquisitions/divestitures for other operating income/expenses of 236 million euro is due to the change in the IFRS accounting principles, applicable as from 2005, which no longer allow for amortization of goodwill; InBev had 232 million euro of goodwill amortization in 2004 (pro forma).

Operating expenses for 4Q05 were 1 060 million euro, or +4.3% higher organically (up 39 million euro), yoy. Distribution expenses increased by 42 million euro (14.1%), again mainly due to higher direct distribution in Latin America and higher logistics costs in Central & Eastern Europe. Sales and marketing expenses ended 56 million euro higher (13.6%), largely impacted by Latin America with an increase of 45 million euro. Administrative expenses were lower by 48 million euro (+19.5%) organically, with most Zones achieving savings. Other operating income/expenses were higher by 11 million euro, with increases in Asia Pacific and Latin America partly offset by Holding Companies and Western Europe.

EBITDA – Normalized EBITDA for FY05 totalled 3 339 million euro and grew +15.3% (up 401 million euro), organically.

- EBITDA was 477 million euro in North America (+17.4% / up 66 million euro), mainly due to solid performance in managing both fixed and variable costs
- Latin America delivered 1 577 million euro (+30.0% / up 310 million euro) EBITDA, mainly through an increased gross profit (operating leverage), combined with higher other operating income
- Western Europe EBITDA came in at 751 million euro (+0.7% / up 5 million euro), reflecting a modest profit growth despite a volume decline
- Central & Eastern Europe generated 311 million euro (+19.6% / up 51 million euro) of EBITDA due to a strong volume performance, which more than offset higher operating expenses
- Asia Pacific reached 207 million euro EBITDA (+9.6% / up 16 million euro), due to a combination of increased gross profit and other operating income, partly offset by higher sales and marketing and administrative expenses
- The EBITDA of Global Export & Holding Companies was 15 million euro (-76.8% / down 48 million euro), due primarily to increased sales and marketing expenses, as well as increased administrative expenses related to severance payments incurred in the normal course of business, therefore not included in non-recurring items; several corporate projects, and accruals for share-based compensation and bonus;

The key metric of EBITDA margin expanded to 28.6% in FY05 from 26.1% in FY04 pro forma.

Normalized EBITDA for 4Q05 came in at 1 010 million euro or +11.4% (up 88 million euro), organically. All Zones managed to record double-digit organic EBITDA growth except North America, as strict cost control was not able to fully offset lower gross profit. Global Export & Holding Companies also recorded lower EBITDA due mainly to a lower contribution from other operating income/expenses, and higher sales and marketing expenses.

InBev realized an EBITDA margin of 31.2% in 4Q05 against 29.0% in 4Q04

Non-recurring items - The 2005 execution of InBev's Biggest to Best strategy resulted in a net non-recurring charge of 207 million euro at EBITDA level (241 million euro at EBIT level and 120 million euro at the level of profit attributable to equity holders of InBev). This charge relates primarily to organizational alignments in Western Europe, South Korea, Serbia-Montenegro and at the Global Headquarters, all of which were announced during 2005. The changes aim to create clear responsibilities and to eliminate overlapping or duplicated processes and activities across functions and zones, taking into account the right match of employee profiles with the new organizational requirements. The outcome should be a stronger focus on InBev's core activities, cost savings, which should in turn result in added value, quicker decision-making and improvements to efficiency, service and quality.

Profit – Normalized profit attributable to equity holders of InBev was 1 024 million euro (normalized EPS 1.71 euro) in FY05. Reported profit for the year was also impacted by the following:

- *Currency translation*: positive impact of 244 million euro at EBIT level
- *Change due to acquisitions/divestitures:* positive impact of 196 million euro at EBIT level, mainly due to the fact that goodwill is no longer amortized
- *Net financing costs:* 451 million euro
- *Share of result of associates:* -1 million euro
- *Income tax expense:* 391 million euro and an effective tax rate of 21.8%
- *Non-recurring gain on sale of investment activities:* 47 million euro which is the net capital gain arising from the sale of InBev's minority stake in the Spanish brewer Damm
- *Profit attributable to minority interests:* 498 million euro mainly in Latin America and Canada

Consolidated Balance Sheet and Cash Flow:

InBev's net financial debt increased to 4 867 million euro as of December 31, 2005, from 3 271 million euro as of December 31, 2004. Apart from normal operations, the increase in net debt is primarily the result of the purchase of AmBev common shares under the mandatory tender offer which InBev undertook (572 million euro) and through the AmBev share buyback program (178 million euro); additional purchases of Sun Intebrew shares (514 million euro); the purchase of additional shares of InBev Germany Holding (222 million euro); dividend payments to shareholders of InBev (222 million euro), dividend payments to minority shareholders of AmBev (326 million euro), the purchase of InBev shares as part of a share buyback program detailed below (109 million euro); and the impact of changes in the foreign exchange rate (693 million euro), partly offset by the disposals of Damm, Erfrig and Pivovarna Union (235 million euro).

Importantly, as part of InBev's strategy to more pro-actively manage its capital structure, the company announced in June 2005 a 12 month program for the purchase of up to 300 million euro of InBev shares, and up to 500 million euro of AmBev preferred shares. Until the end of December 2005, InBev acquired 3.5 million InBev shares and 0.3 million AmBev preferred shares. Moreover, the company will remain committed to divesting non-core assets, either distributing the proceeds to shareholders or reinvesting in value-enhancing projects.

OUTLOOK

InBev's geographic diversification, and the actions of our people in executing our strategy delivered solid volume and EBITDA performance for the year 2005, in line with our objectives. However, given the disappointing operating environment in Western Europe, InBev has put in place, and will continue to implement, actions to ensure a healthy business, which is able to realize meaningful

Press Release

Recent events

On January 20, 2006, InBev announced the appointment of Miguel Patricio and Alain Beyens to the positions of Zone President North America, and Central & Eastern Europe, respectively, with immediate effect.

On January 23, 2006, InBev announced that it has reached agreement with various parties to acquire, in a series of transactions, 100% of the equity interests in Fujian Sedrin Brewery Co. Ltd. ("Fujian Sedrin"), the largest brewer in the Fujian province of China, for a total cash consideration of 5 886 million RMB (equivalent to 614 million euro, based on a hedged exchange rate of approximately RMB/€ 9.57). An initial equity stake of 39.48% is acquired from Fujian Sedrin's State-owned shareholders immediately, following receipt of regulatory approval. The balance of 60.52% will be acquired from various other shareholders in one or more stages, before the end of 2006. The acquisition allows the creation of InBev Sedrin, a 100% owned foreign InBev operation.

Today, Pivovary Staropramen announced its decision to consolidate production operations of its Staropramen and Branik breweries. Beer production in the Branik brewery will cease in the 1st quarter of 2007 and will be transferred to the Staropramen brewery.

InBev today announced its intention to create European Shared Service Centers, and to outsource Business Systems and Application Services for certain European countries. (see separate press release)

2005 Financial Report

InBev is pleased to announce that the 2005 Financial Report is available today on www.InBev.com

Full Year 2005 Agenda
February 24, 2006

Conference call FY05 results for media
10.00 a.m. (CET) - full registration details are available at www.InBev.com

Conference call FY05 results for investors
2.00 p.m. (CET) / 8.00 a.m. (EST) - full registration details are available at www.InBev.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Corporate External Communications
Tel: +32-16-27-61-11
Fax: +32-16-50-61-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

ANNEX 1 - INBEV ZONE FINANCIALS 05

Full year 2005 segment information

InBev Worldwide	FY04	Acquisitions/ divestitures	Currency translation	Organic growth	FY05	Organic growth %
Volumes	210 310	1 977	0	11 217	223 504	5.4%
Revenue	**10 244**	**28**	**660**	**724**	**11 656**	**7.2%**
Cost of sales	-4 705	16	- 234	- 159	-5 082	-3.5%
Gross Profit	**5 540**	**44**	**426**	**565**	**6 574**	**10.4%**
Distribution expenses	-1 137	- 29	- 77	- 119	-1 362	-10.6%
Sales & marketing expenses	-1 754	- 42	- 74	- 78	-1 948	-4.6%
Administrative expenses	- 865	- 13	- 42	- 37	- 957	-4.3%
Other operating income/expenses	- 156	236	12	41	133	51.9%
Normalized EBIT	**1 628**	**196**	**244**	**371**	**2 439**	**20.4%**
Normalized EBITDA	**2 676**	**- 23**	**285**	**401**	**3 339**	**15.3%**
EBITDA Margin (normalized)	26.1%				28.6%	193 bp
North America						
Volumes	17 011	-2 206	0	- 166	14 639	-1.1%
Revenue	**1 852**	**- 187**	**70**	**- 2**	**1 733**	**-0.1%**
Cost of sales	- 780	113	- 19	16	- 670	2.4%
Gross Profit	**1 072**	**- 74**	**52**	**14**	**1 064**	**1.4%**
Distribution expenses	- 238	0	- 14	- 4	- 257	-1.8%
Sales & marketing expenses	- 364	41	- 8	22	- 309	6.9%
Administrative expenses	- 111	0	- 5	19	- 97	17.0%
Other operating income/expenses	- 53	35	0	6	- 12	32.8%
Normalized EBIT	**305**	**2**	**25**	**57**	**389**	**18.6%**
Normalized EBITDA	**430**	**- 48**	**29**	**66**	**477**	**17.4%**
EBITDA Margin (normalized)	23.2%				27.5%	362 bp
Latin America						
Volumes	95 333	1 038	0	7 162	103 533	7.5%
Revenue	**2 881**	**49**	**547**	**470**	**3 947**	**16.3%**
Cost of sales	-1 198	- 23	- 201	- 115	-1 537	-9.6%
Gross Profit	**1 684**	**26**	**346**	**355**	**2 410**	**21.1%**
Distribution expenses	- 306	- 7	- 58	- 68	- 440	-22.3%
Sales & marketing expenses	- 329	- 23	- 55	- 38	- 446	-11.6%
Administrative expenses	- 213	- 2	- 35	- 1	- 251	-0.5%
Other operating income/expenses	- 92	68	10	63	49	267.1%
Normalized EBIT	**744**	**62**	**207**	**310**	**1 323**	**38.1%**
Normalized EBITDA	**1 032**	**- 4**	**239**	**310**	**1 577**	**30.0%**
EBITDA Margin (normalized)	35.8%				40.0%	423 bp
Western Europe						
Volumes	39 277	2 701	0	- 529	41 450	-1.4%
Revenue	**3 464**	**202**	**- 10**	**14**	**3 669**	**0.4%**
Cost of sales	-1 613	- 85	6	13	-1 679	0.8%
Gross Profit	**1 850**	**117**	**- 4**	**27**	**1 990**	**1.4%**
Distribution expenses	- 396	- 19	1	- 3	- 418	-0.9%
Sales & marketing expenses	- 695	- 60	1	14	- 740	2.0%
Administrative expenses	- 289	- 9	1	7	- 290	2.5%
Other operating income/expenses	- 131	66	1	- 40	- 104	-60.1%
Normalized EBIT	**340**	**95**	**- 1**	**5**	**439**	**1.3%**
Normalized EBITDA	**695**	**52**	**- 1**	**5**	**751**	**0.7%**
EBITDA Margin (normalized)	20.1%				20.5%	7 bp

Volumes fourth quarter (000 Hls)

	4Q04 pro forma	Acquisitions/ divestitures	Organic growth	4Q05	Organic growth %
North America	4 101	- 408	- 94	3 599	-2.5%
Latin America	30 093	757	1 528	32 379	5.1%
Western Europe	10 609	- 525	133	10 217	1.3%
Central and Eastern Europe	7 035	84	1 195	8 314	17.0%
Asia Pacific	4 459	89	9	4 556	0.2%
Global Export & Holding Companies	561	- 201	- 1	359	-0.2%

Fourth quarter 2005 segment information

InBev Worldwide	4Q04	Acquisitions/ divestitures	Currency translation	Organic growth	4Q05	Organic growth %
Volumes	56 858	- 205	0	2 771	59 424	5.0%
Revenue	**2 743**	**- 41**	**355**	**186**	**3 243**	**7.0%**
Cost of sales	-1 229	20	- 136	- 70	-1 416	-5.9%
Gross profit	**1 514**	**- 21**	**219**	**116**	**1 827**	**7.8%**
Distribution expenses	- 298	- 2	- 41	- 42	- 382	-14.1%
Sales & marketing expenses	- 425	- 2	- 44	- 56	- 528	-13.6%
Administrative expenses	- 249	2	- 18	48	- 216	19.5%
Other operating income/expenses	- 24	72	7	11	66	22.7%
Normalized EBIT	**519**	**48**	**124**	**75**	**767**	**13.2%**
Normalized EBITDA	**795**	**- 18**	**144**	**88**	**1 010**	**11.4%**
EBITDA Margin (normalized)	29.0%				31.2%	118 bp
North America						
Volumes	4 101	- 408	0	- 94	3 599	-2.5%
Revenue	**458**	**- 35**	**45**	**- 12**	**456**	**-2.9%**
Cost of sales	- 184	21	- 16	0	- 179	-0.1%
Gross profit	**275**	**- 14**	**29**	**- 12**	**277**	**-4.7%**
Distribution expenses	- 58	0	- 7	- 3	- 68	-4.7%
Sales & marketing expenses	- 68	6	- 8	2	- 67	3.9%
Administrative expenses	- 26	0	- 2	10	- 19	37.7%
Other operating income/expenses	- 15	17	0	- 5	- 4	-471.2%
Normalized EBIT	**107**	**8**	**12**	**- 8**	**119**	**-7.0%**
Normalized EBITDA	**149**	**- 12**	**14**	**- 6**	**145**	**-4.4%**
EBITDA Margin (normalized)	32.4%				31.8%	-45 bp
Latin America						
Volumes	30 093	757	0	1 528	32 379	5.1%
Revenue	**930**	**31**	**271**	**116**	**1 347**	**12.4%**
Cost of sales	- 374	- 16	- 100	- 30	- 519	-8.0%
Gross profit	**557**	**15**	**170**	**86**	**828**	**15.4%**
Distribution expenses	- 92	- 5	- 30	- 22	- 149	-24.0%
Sales & marketing expenses	- 90	- 11	- 31	- 45	- 177	-50.4%
Administrative expenses	- 58	- 1	- 13	15	- 56	26.5%
Other operating income/expenses	- 20	19	6	23	29	12 809.6%
Normalized EBIT	**297**	**18**	**103**	**56**	**474**	**17.8%**
Normalized EBITDA	**372**	**1**	**118**	**56**	**546**	**15.1%**
EBITDA Margin (normalized)	40.0%				40.5%	94 bp

ANNEX 2 - INBEV IFRS FINANCIALS 05

Audited financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated income statement

For the year ended 31 December Million euro	2005	2004[1]
Revenue	**11 656**	**8 568**
Cost of sales	(5 082)	(3 992)
Gross profit	**6 574**	**4 576**
Distribution expenses	(1 362)	(950)
Sales and marketing expenses	(1 948)	(1 543)
Administrative expenses	(957)	(730)
Other operating income/expenses	132	(98)
Profit from operations before non-recurring items	**2 439**	**1 255**
Restructuring	(223)	(158)
Business disposal	16	473
Impairment	(34)	(256)
Profit from operations	**2 198**	**1 314**
Net financing costs	(451)	(172)
Gain on sale of investment securities (non-recurring financial income)	47	-
Share of result of associates	(1)	23
Profit before tax	**1 793**	**1 165**
Income tax expense	(391)	(267)
Profit	**1 402**	**898**
Attributable to:		
Equity holders of InBev	904	719
Minority interests	498	179
Weighted average number of ordinary shares (million shares)	600	480
Diluted weighted average number of ordinary shares (million shares)	603	483
Year-end number of ordinary shares, net of treasury shares (million shares)	608	576
Basic earnings per share	1.51	1.50
Diluted earnings per share	1.50	1.49
Earnings per share before goodwill and non-recurring items	1.71	1.69
Diluted earnings per share before goodwill and non-recurring items	1.70	1.68
Earnings per share before goodwill	1.51	1.95

Consolidated statement of recognized gains and losses

For the year ended 31 December Million euro	2005	2004
Exchange differences on translation of foreign operations (gains/(losses))	1 734	(106)
Full recognition of actuarial gains and (losses)	(114)	49
Cash flow hedges	9	(14)
Net result recognized directly in equity	**1 629**	**(71)**
Profit	1 402	898
Total recognized gains and losses	**3 031**	**827**

[1] 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based payment* (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 *Employee benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity holders of InBev by 9m euro).

Consolidated cash flow statement

For the year ended 31 December Million euro	2005	2004[1]
OPERATING ACTIVITIES		
Profit	1 402	898
Depreciation	829	621
Amortization and impairment of goodwill	-	216
Amortization of intangible assets	59	49
Impairment losses (other than goodwill)	48	135
Write-offs on non-current and current assets	-	3
Unrealized foreign exchange losses/(gains)	(32)	(25)
Net interest (income)/expense	382	196
Net investment (income)/expense	10	(39)
Loss/(gain) on sale of investment in associates	-	(488)
Loss/(gain) on sale of property, plant and equipment	(13)	(31)
Loss/(gain) on sale of intangible assets	-	3
Equity-settled share-based payment expense	59	10
Income tax expense	391	267
Share of result of associates	1	(23)
Cash flow from operating activities before changes in working capital and provisions	**3 136**	**1 792**
Decrease/(increase) in trade and other receivables	(147)	(194)
Decrease/(increase) in inventories	18	(63)
Increase/(decrease) in trade and other payables	(14)	329
Increase/(decrease) in provisions	82	(74)
Cash generated from operations	**3 075**	**1 790**
Interest paid	(514)	(252)
Interest received	92	75
Dividends received	4	8
Income tax paid	(371)	(237)
CASH FLOW FROM OPERATING ACTIVITIES	**2 286**	**1 384**
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	97	135
Proceeds from sale of intangible assets	7	-
Proceeds from sale of investments	172	1 155
Repayments of loans granted	42	3
Sale of subsidiaries, net of cash disposed of	73	7
Acquisition of subsidiaries, net of cash acquired	(136)	(214)
Purchase of minority interests	(1 580)	(759)
Acquisition of property, plant and equipment	(1 037)	(812)
Acquisition of intangible assets	(144)	(48)
Acquisition of other investments	(64)	(12)
Payments of loans granted	(14)	(32)
CASH FLOW FROM INVESTING ACTIVITIES	**(2 584)**	**(577)**
FINANCING ACTIVITIES		
Proceeds from the issue of share capital	56	29
Purchase of treasury shares	(109)	-
Reimbursement of capital	(10)	(6)
Proceeds from borrowings	7 169	4 941
Repayment of borrowings	(6 598)	(5 015)
Payment of finance lease liabilities	(5)	(7)
Dividends paid	(568)	(229)
CASH FLOW FROM FINANCING ACTIVITIES	**(65)**	**(287)**
Net increase/(decrease) in cash and cash equivalents	**(363)**	**520**
Cash and cash equivalents less bank overdrafts at beginning of year	876	360
Effect of exchange rate fluctuations	39	(4)
Cash and cash equivalents less bank overdrafts at end of year	**552**	**876**

[1] December 2004 as published, restated for the impact of the adoption of IFRS 2 *Share-based payment* and for the impact of the early adoption of the IAS 19 *Employee benefits* option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses and for the distinction between acquisitions of subsidiaries during the year and subsequent acquisitions of minority stakes.

Press Release

InBev
InBev nv/sa

Brussels, February 24, 2006 – 1/3

InBev announces its intention to create European Shared Service Centers, and to outsource its Business Systems and Application Services for certain European countries

After having investigated the current structures and processes for the transactional and support functions throughout the organization, InBev (Euronext: INB) has determined that there is a need to update its existing support platform for Europe.

This would ensure that InBev is providing the best possible transactional and support services to its sales activities and breweries across Europe. InBev also believes that these services would be delivered in a more cost efficient way, freeing up resources to invest behind its activities.

1. European Shared Service Centers

Based on the findings of the study, it is InBev's general intention to move to a Shared Service Center model in 2006 for selected transactional activities within its Export, Finance and Procurement functions in a number of countries. The goal would be to create a single, integrated cross-functional organization that is able to deliver a greater focus on the consumer, customer and supply chain.

In order to take a closer look at this potential move to Shared Service Centers and the impact it would have on processes and roles, work will now begin on a number of phases.

Export:

InBev proposes to establish a Shared Service Center to provide Export services for the following countries: Belgium, Bulgaria, Croatia, Czech Republic, Germany, Hungary, Ireland, the Netherlands, Romania, Russia, the UK and Ukraine. The Czech Republic has been identified as the best location for this center.

It is InBev's intention to implement the centralization of the Export activities for **Germany** and **the Czech Republic** in the first part of 2006. This could lead to approximately:

- 35 job reductions in Germany; and
- 8 in the Czech Republic.

In the second part of 2006, InBev intends to implement the centralization of the Export activities for the other European countries involved.

InBev wants to advise and consult its employees and social partners of this intention. The exact number of potential job reductions will, however, only be known at the end of the consultation process.

Press Release

InBev
InBev nv/sa

During these discussions, InBev will ensure that employees have the opportunity to continue their career in the supplier's organization. The experience of several employees having transferred when InBev outsourced its Information Technology infrastructure to IBM and BT in mid 2005 was that it can be beneficial to join an employer that specializes in their core business.

The target date for commencement of the outsourcing of these services, subject to completion of detailed contractual negotiations with suppliers, is the end of the second quarter of 2006.

Following the necessary consultations with the social partners relating to both intentions, and negotiations with potential external suppliers with respect to the intended outsourcing of Business Systems and Application Services, InBev's management will make its final decision and disclose, at that time, the expected organizational and financial impacts.

3. Investment

The changes contemplated by these intentions have two objectives. They would ensure that InBev would provide the best possible service for its sales and supply activities across Europe. It is also InBev's goal to free up resources to invest behind these activities (including its brands), which is vitally important in what continues to be a very challenging trading environment in Western Europe.

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@InBev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@InBev.com